

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2012

<u>Via E-mail</u>
Mr. John D. Finnegan
Chairman, President and CEO
Chubb Corporation
15 Mountain View Road
Warren, NJ 07059

Re: **Chubb Corporation**
                     Form 10-K for the Fiscal Year Ended December 31, 2011
                     Filed February 27, 2012
                     File No. 001-08661

Dear Mr. Finnegan:

We have completed our review of your filing. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                          Sincerely,

                                          /s/ Gus Rodriguez

                                          Gus Rodriguez
                                          Accounting Branch Chief